UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. Three)

CAPSTONE COMPANIES, INC.
(Name of Issuer)

Series B-1 Convertible Preferred Stock, $0.0001 par value
(Title of Class of Securities)

 (CUSIP Number):

Jeffrey Postal
c/o Capstone Companies, Inc.
431 Fairway Drive, Suite 200
Deerfield Beach, Florida 33441
(954) 557-8000, ext. 313
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [__]
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.__________________

1	NAME OF REPORTING PERSON Jeffrey Postal – an individual
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [__] (b) [__]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A. Citizen
Number of Shares Beneficially Owned by Each Reporting Person	7
SOLE VOTING POWER
-0- (Shares of Series B-1 Convertible Preferred Stock have no voting rights – if converted into Common Stock, then Reporting Person has sole voting power and sole dispositive power over all shares of Common Stock issued in conversion. If all 7,500 shares are converted, Reporting Person would own 499,950 shares of Common Stock with each share having one vote per share)

	8	SHARED VOTING POWER -0- (See explanation in Row 7)
	9	SOLE DISPOSITIVE POWER 7,500
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50% (based on 15,000 shares issued and outstanding as of January 4, 2021)
14	TYPE OF REPORTING PERSON IN

Note: This Amendment Number Three (“Amendment”) amends the Schedule 13D/A Amendment Number Two, filed on September 17, 2015, with the Commission (the “13D/A2”). Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Schedule 13D/A2. Except as specifically amended by this Amendment, the Schedule 13D/A2 is unchanged.

CUSIP No. ____/Common Stock: 14070F102

SCHEDULE 13D/A

Item 1. Security and Issuer: This Amendment relates to the Series B-1 Convertible Preferred Stock, $0.0001 par value, (“Series B-1 Stock”) of Capstone Companies, Inc., a Florida corporation, (“CAP”).  The principal executive offices of CAP are located at 431 Fairway Drive, Suite 200, Deerfield Beach, Florida 33441, located in Broward County.  CAP has filed for a CUSIP number for the Series B-1 Stock.  Series B-1 Stock is not traded or registered under the Securities Exchange Act of 1934, as amended, (“Exchange Act”). The Series B-1 Stock is convertible into shares of CAP Common Stock, $0.0001 par value, (“Common Stock”), which Common Stock is quoted on The OTC Markets Group, Inc. QB tier under symbol “CAPC” and registered under the Exchange Act.

Item 2.  Identity and Background: (a) This Amendment is filed by Reporting Person, being Jeffrey Postal.

(b) Business address of Reporting Person is 431 Fairway Drive, Suite 200, Deerfield Beach, Florida 33441, ATTN: Aimee Gaudet Brown, Capstone Companies, Inc.

(c) Reporting Person is an individual.  He is also a director of CAP and a 10%+ beneficial owner of shares of Common Stock.  Reporting Person has business interests and activities outside of being a director of CAP and is an active entrepreneur and business owner in South Florida.

(d) and (e).  During the last five years, the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Reporting Person is a U.S. citizen and resident of State of Florida.

(g), (h), (i) and (j) – Not applicable.

With respect to direct and indirect ownership of Common Stock of CAP by Reporting Person, please see the Schedule 13D, Amendment No. Two filed by Reporting Person and co-Reporting Persons (as filed with the Commission on September 17, 2015 (the “13D/A2”)).

Item 3. Source and Amount of Funds or Other Consideration:  Reporting Person and Mr. Stewart Wallach (who is a director and Chief Executive Officer, and 10%+ shareholder of CAP Common Stock) have jointly agreed to provide CAP with a working capital credit line of a maximum of $750,000 principal amount under a Loan Agreement, dated January 4, 2021, among CAP, Mr. Wallach and Reporting Person. The shares of Series B-1 Stock were issued as consideration for: (1) Reporting Person making the loan and doing so on an unsecured basis, (2) doing so at an interest rate of One Percent (1%) simple annual interest, and (3) agreeing to principal and interests accrued thereon being payable at maturity date, Series B-1 Stock shares are also in part a loan finance fee.

With respect to the $750,000 credit line, any money loaned by Reporting Person will come from personal funds.

Item 4. Purpose of Transaction: (a) and (b). The Series B-1 Stock are being acquired for investment purposes only and solely for Reporting Person’s own account.  The Series B-1 Stock shares are acquired as a result of the following transaction:

On January 4, 2021, CAP entered into a Loan Agreement, dated January 4, 2021, (“Loan Agreement”) with Reporting Person and Stewart Wallach as joint lenders (the “Lenders”). Under the Loan Agreement, Lenders will make a maximum of Seven Hundred Fifty Thousand Dollars and No Cents ($750,000) (“principal”) available as a credit line to CAP for working capital purposes. Lenders will determine between them the amount of any loan advance contributed by each of the Lenders.  Any loaned principal amount bears interest at One Percent (1%) simple annual interest. Principal and accrued interest are due in a single lump sum payment due on June 30, 2020 (“Maturity Date”). The Maturity Date is also the expiration date of the Loan Agreement, except that CAP may request a six-month extension of the Maturity Date and term of the Loan Agreement (“Extension”) by a written request made prior to or on the Maturity Date.

On December 31, 2020, CAP’s disinterested directors concluded that the Loan Agreement and transactions therein are in the best interests of CAP and its shareholders, especially since the Loan Agreement is the only firm commitment for lending available to CAP.  Further, due to the declining financial results and ongoing losses of CAP in 2020 and possibly into 2021, and the lack of a new product line generating revenues in 2020, CAP needed working capital funding to cover projected operating overhead in first half of fiscal year 2021 or until the new “smart mirror” product line is launched and produces sufficient revenues to support operating overhead. In light of the lack of commercially reasonable third party offers of funding, whether debt or equity, available to CAP, Reporting Person and Mr. Wallach, who have each provided short term working capital loans to CAP in the past, agreed to enter into the Loan Agreement to provide needed working capital for CAP in 2021.

The Loan Agreement provides for piggyback registration rights for any shares of Common Stock issued or acquired by Reporting Person under the Loan Agreement. The shares of Series B-1 Stock and any shares of Common Stock issued to Reporting Person under the Loan Agreement are “restricted securities” under Rule 144 of the Securities Act of 1933, as amended, and may not be sold, transferred, or otherwise disposed without registration under the Securities Act of 1933, as amended, or an exemption from registration.

(c) If the Maturity Date is extended for six months, then CAP will issue 500,000 shares of Common Stock to each of the Lenders at the time of the extension. Advances under the Loan Agreement are not secured by any collateral or CAP assets, but the Loan Agreement provides that the repayment of principal amount loaned, and interest accrued thereon will have seniority in payment over any other unsecured debts of CAP and, to the extent allowed by law, any distributions of cash or assets by CAP.

Reporting Person is not acting as a “group” with Mr. Stewart Wallach with respect of the shares of Series B-1 Stock for purposes of Section 13(d) of Securities Exchange Act of 1934, as amended, or any regulations thereunder.

Except as set forth herein, the Reporting Person has no plans or proposals as of January 4, 2021, which relate to or would result in: (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) Any material change in the present capitalization or dividend policy of the issuer;  (f) Any other material change in the issuer's business or corporate structure; (g)  Changes in the CAP’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (i) Any action similar to any of those enumerated above.

The above response is qualified in that the Reporting Person is a director and 10%+ shareholder of CAP and, in those capacities, he may be asked to approve and implement corporate transactions proposed and approved by the CAP Board of Directors that may constitute a significant corporate transaction or a transaction contemplated in the above paragraph, especially in light of the business and financial performance of CAP.  Like many companies, CAP’s business and financial results and condition have been significantly, adversely impacted by the Coronavirus/COVID-19 pandemic’s impact on the economy and consumer demand for discretionary consumer products (like the ones made and sold by CAP).  CAP has also be adversely affected by: (1) CAP’s main product line reaching the end of the products’ life cycle and appeal to consumers and (2) CAP’s new product line not yet being launched and generating revenues. The $750,000 credit line is part of Reporting Person’s effort to support CAP under the current difficult business and financial environment.  Due to its business and financial condition and results, CAP may consider one or more significant corporate transactions in 2021 if CAP’s business and financial performance does not improve in 2021.

Item 5. Interest in Securities of the Issuer: (a) Reporting Person has sole dispositive power over the 7,500 shares of Series B-1 Stock, which shares represent 50% of the issued and outstanding shares of Series B-1 Stock as of January 4, 2021. The Series B-1 Stock have no voting rights – See Item 5(b) below.

(b) Series B-1 Stock shares have no voting rights – but if converted into Common Stock, then Reporting Person has sole voting power over all shares of Common Stock. If all 7,500 shares are converted, Reporting Person would receive and own 499,950 shares of Common Stock with each share having one vote per share, and Reporting Person would have sole voting power over the shares of Common Stock.  There is no shared voting over the shares of Series B-1 Stock.

Reporting Person may be deemed to beneficially own, directly or indirectly, and individually, with his spouse and through a trust, a total of 9,034,120 shares of Common Stock, which is 19.5% of the issued and outstanding shares of Common Stock (based on 46,328,261 shares as reported in the Form 10-Q Report filed by CAP with the Commission on November 16, 2020).  Reporting Person has 200,000 option shares that have vested but not been exercised, and 100,000 shares which have not vested, which, if all of these option shares were exercised, would increase Reporting Person’s ownership of shares of Common Stock to 9,334,120 or 20.0% of issued and outstanding shares of Common Stock.

Reporting Person acquired and holds the shares of Common Stock and Series B-1 Stock for investment purposes, for his own account and with no intent to distribute the shares.  See Schedule 13D/A for information on Reporting Person’s ownership of shares of Common Stock.

(c) Item 4 above describes all transactions in CAP securities by Reporting Person in past 60 days.  Reporting Person may make open market purchases of CAP Common Stock in the future for investment purposes.

(d) and (e).  Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to the Securities of Issuer.

The description required under this Item 6 is set forth in Item 4 above, which is incorporated herein by reference. Other than as described herein, there are no contracts, arrangements, understandings, or relationships between or among the Reporting Person and any other person with respect to the securities of CAP.

Item 7.  Material to Be Filed as Exhibits:

Exhibit Number Description

1 Loan Agreement, dated Jan. 4, 2021, by Capstone Companies, Inc. and Stewart Wallach and Jeffrey Postal.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 5, 2021

Signature:

   ____/S/ Jeffrey Postal__________________________
Jeffrey Postal

Exhibit 1 Loan Agreement

NOTICE:  THIS LOAN AGREEMENT PROVIDES FOR A LUMP SUM BALLOON PAYMENT OF PRINCIPAL AND ALL ACCRUED INTEREST ON THE MATURITY DATE AND THAT OBLIGATION IMPOSES A SIGNFICIANT FINANCIAL BURDEN ON BORROWER.

LOAN AGREEMENT

This Loan Agreement (“Agreement”), dated and effective as of January 4, 2021, (the “Start Date”) is made by Capstone Companies, Inc., a Florida corporation, (“Borrower”) and Stewart Wallach and Jeffrey Postal, both natural persons (individually, a “Lender” and collectively, the “Lenders”).  Borrower and Lenders may also be referred to individually as a “party” and collectively as the “parties.”

Recitals

A. Lenders have agreed to jointly make a loan to Borrower on the terms and conditions set forth in this Agreement and in the other documents evidencing and securing the loan of money as described herein (the “loan”).
B.  Borrower has made a concerted effort to secure working capital financing and that effort has not produced any offers of commercially reasonable terms and conditions for financing. Borrower has received only one offer of proposed terms and conditions of financing from a third party and the terms and conditions of the proposed financing were not commercially reasonable (even under existing circumstances) and were extremely dilutive of Borrower shareholders in its debt-to-equity conversion provisions.
C.  Borrower’s financial condition has significantly deteriorated due to COVID-19 pandemic~~.~~  The Borrower has a going concern disclosure in the Form 10-Q Report filings with the Securities and Exchange Commission or “SEC” for the fiscal quarters ended March 31, 2020, June 30, 2020 and September 31, 2020. Borrower is also transitioning to a new primary product line, which new product line is not yet a revenue generating product.
D.  Borrower projects it will need working capital financing for essential operational overhead in 2021.
E.  Lenders are each a principal shareholder and member of management of Borrower and each of the Lenders have loaned money to the Borrower in the past. Lenders are willing to provide working capital financing to the Borrower on the commercially reasonable and favorable terms and conditions in this Agreement.
F.  Disinterested directors of the Borrower have reviewed this Agreement and its terms and conditions and determined that this Agreement and its terms and conditions of financing are in the best interests of the Borrower and its public shareholders.
G.  “Affiliate” has the meaning in 17 C.F.R. §230.405, as amended, “Business day” means a weekday that the banks in Miami, Florida are open for regular business hours.  Any capitalized term not defined below will have the meaning customarily used in commercial transactions in Broward County and Miami Dade County, Florida region that are similar to the Loan.

In consideration of the mutual covenants and agreements below and other good consideration, the sufficiency of the consideration which is hereby acknowledged, the parties covenant and agree as follows:

Section 1.   LOAN. (a)(i) Subject to the terms and conditions of this Agreement, and commencing on the Start Date and ending on the expiration date of this Agreement (“Expiration Date” -  as defined in Section 2 below),  Lenders agree to jointly loan to Borrower a maximum principal amount of SEVEN HUNDRED FIFTY THOUSAND AND NO CENTS ($750,000.00) in cash (“Borrower Base”) from time to time and to do so in advances of cash in tranches as reasonably requested in writing by Borrower (“Draw Request”). Each Draw Request may be in any amount specified by Borrower in Draw Request, but a Draw Request may not request a loan amount that would cause the aggregate unpaid principal amount to exceed the Borrower Base.   An advance of money in response into a Draw Request by Lenders to Borrower is referred to as an “Advance.”  “Debt obligation” means a valid corporate debt of the Borrower, regardless of nature of debt and whether memorialized in writing or not. Each Advance must be at least for Twenty-Five Thousand Dollars and No Cents ($25,000.00) in amount loaned.

(ii) Renewal.  (A) Borrower may request and receive Advances under this Agreement for the period from the Start Date until June 30, 2021 (Initial Period”) in return for timely repayment of each Advance and for the consideration in Section 8(a)(i) below. (B) The Borrower may extend the Initial Period for requesting and receiving Advances for an additional six (6) consecutive months and receive Advances under the same terms and conditions of the Initial Period, by providing written notice of the election to extend the Initial Period for six (6) consecutive months to Lenders prior to or on the expiration of the Initial Period and by issuing the consideration set forth in Section 8(a)(ii) below as of or prior to the expiration of the Initial Period.

(b)  Payment.  (i) Borrower may borrow and reborrow under this Agreement up to the Borrower Base and prepay wholly or partially the unpaid principal amount of any Advance at any time and do so without pre-pay penalty or charge.  Unpaid principal amount and all accrued “Interest” (as defined below) thereon loaned and outstanding under this Agreement by Lenders to Borrower shall be paid in full by Borrower to Lenders, and is due and payable in full,  in a single lump sum balloon payment on the expiration of the Initial Period or, if the Initial Period is extended in accordance with this Agreement, then the expiration of the extended Initial Period, being December 31, 2021 (the due date for all unpaid principal and Interest accrued there on being the “Maturity Date”).  Borrower may also unilaterally extend the Maturity Date for sixty (60) consecutive calendar days upon a written notice delivered to Lenders on or prior to the Maturity Date.  Deposit of Advances and Borrower payments on Advances and other sums owed hereunder will be paid in accordance with Section 1(d) below.  Any reference to payment of an Advance will include the unpaid principal, Interest accrued thereon, and all other sums owed to Lenders under the Advance and this Agreement.

(ii)  Mandatory Loan Repayments. If at any time the aggregate principal amount of the outstanding Advances shall exceed the Borrowing Base, Borrower, immediately upon written or oral notice from either Lender, shall pay to Lenders an amount equal to the amount by which the outstanding aggregate principal balance of the Advances exceeds the Borrowing Base. On the Maturity Date, the Borrower shall pay to Lenders in full the aggregate unpaid principal amount then outstanding and all accrued unpaid Interest thereon, together with all other applicable fees, costs, and charges, if any, not yet paid and due hereunder.

(c) Interest.   Interest shall accrue on the unpaid balance of all Advances at a simple annual interest rate of ONE PERCENT (1%) (“Interest”) based on a 360-day year.  Accrued and unpaid Interest on principal will be due and payable in in a single lump sum and in full on the Maturity Date.

(d) Accounts.  (i) Principal amount loaned under each Advance will be loaned directly to Borrower by check or checks, or alternatively and as elected by Lenders in their sole discretion, deposited in the Borrower bank account identified in Exhibit One hereto (“Borrower Account”) by wire transfer or ACH/electronic payment transfer or direct deposit. All loan payments under this Agreement will be made only in name of Borrower and only to the Borrower at its principal executive offices or into Borrower Account.  Lenders in their sole discretion shall determine the contribution of each of the Lenders for funding each Advance or other loan hereunder.  Lenders will fund each Advance that complies with this Agreement and will do so within three (3) business days after receipt of the request from Borrower for an Advance.

(ii) For payments of Advances or other sums due under this Agreement, Borrower will repay each Advance or other sum as follows:

(A) If not instructed otherwise by the Lenders, Borrower will repay an Advance by dividing the total amount owed equally (50%/50%) between the Lenders’ bank accounts identified in Exhibit One hereto (“Lenders Accounts”), or, alternatively,
(B) Prior to the repayment of an Advance, Lenders may instruct the Borrower to divide any repayment of an Advance as stated in an emailed or written instruction from the Lenders rather doing so equally (50%/50%) between the Lenders Accounts. Borrower may rely on the commercially reasonable instructions of either of the Lenders in dividing any repayment of an Advance or other sum owed under this Agreement between the Lenders’ Accounts.
(iii) Lenders each agree that Borrower is entitled to repay any Advance by dividing the repayment equally (50%/50%) between the Lenders Accounts in the absence of timely delivered instruction to the contrary by the Lenders and the Borrower will have no liability to the Lenders, jointly or severally, for any claim or dispute between the Lenders about the division of any received payment of an Advance or other received sum owed hereunder.

(e) Promissory Note. Borrower will execute and deliver to each or both Lenders, as required by an Advance and as instructed by Lenders, a completed and signed promissory note or promissory notes (if both Lenders fund an Advance) (in the form set forth in Exhibit Two hereto) (“Note”).  Each Note will evidence the principal amount and Interest accruing thereon for each Advance.  Borrower will deliver the completed and signed Note or Notes within three (3) business days after receipt of the amount loaned under the Advance in good funds on deposit in the Borrower Account or to Borrower. With payment in full of the principal amount and all accrued Interest thereon of any Advance (“Pay Off”), Lenders will mark the underlying Note or Notes as “paid in full” and deliver that Note or Notes to the Borrower within ten (10) days after the Pay Off.

(f) Corporate Resolution. Borrower has provided or will provide Lenders with a certified copy of a resolution properly adopted by Borrower’s Board of Directors, certified by Borrower’s corporate secretary, and approving this Agreement.  Under the resolution, Borrower’s Board of Directors have authorized one or more designated officers to execute this Agreement and the Notes and to consummate the borrowings and other transactions as contemplated under this Agreement, and to consent to the remedies following any default by Borrower as provided in this Agreement. The resolution is attached hereto as Attachment One.

Section 2. TERM. This Agreement shall be effective as of 12:01 p.m., local Miami, Florida time, on the Start Date, and shall continue in full force and effect until 6:00 p.m., local Miami, Florida time, on the Maturity Date (the date of expiration of this Agreement is the “Expiration Date”). “Term” and “term of this Agreement” means the duration of this Agreement.  Expiration or termination of this Agreement shall not eliminate the obligation of Borrower to pay unpaid principal and Interest accrued thereon, or any other sums owed hereunder, in accordance with the terms and conditions of this Agreement.  The obligation of the Lenders to receive and make Advances under this Agreement shall end on the Initial Period, or if the Borrower timely complies with the requirements for the six-month extension of the Initial Period, then on the expiration of the six-month extended Initial Period, being December 31, 2021. The obligation of the Borrower to repay all principal and Interest accrued thereon and any other sums owed hereunder to Lenders will survive the termination or expiration of this Agreement until and for as long as any principal, Interest accrued thereon, and other sums owed hereunder remains unpaid.

Section 3. ADVANCE AUTHORITY. The following person or persons are authorized to request Advances and authorize payments under this Agreement until Lenders receive from Borrower, at Lenders’ address shown in Notices section below, written notice of revocation of such authority: James McClinton, Chief Financial Officer, Capstone Companies, Inc.

Section 4.  UNSECURED LOAN; SENORITY AMONG UNSECURED DEBT OBLIGATIONS.  (a) Unsecured Loan. The loan of money under this Agreement is not secured by any collateral or secured interest, but the debt obligations under this Agreement, being the Indebtedness, shall have seniority in right of payment over any other debt obligations of the Borrower that are not secured by collateral and not granted seniority over the debt obligations owed under this Agreement and Notes by applicable laws or a court order.  Borrower will not enter into any agreement, obligation, commitment or undertaking granting any other unsecured debt or other obligation with seniority or priority of any kind whatsoever in right of payment to the Indebtedness owed under this Agreement. In any liquidation, dissolution or bankruptcy proceeding involving the Borrower or any of its wholly-owned subsidiaries,  and except as otherwise mandated under applicable laws or court order, the Lenders will be paid all unpaid principal amount, accrued and unpaid Interest thereon and all other sums owed the Lenders under this Agreement or any Note prior to any distributions to shareholders or equity holders of the company being liquidated, dissolved, or subject to liquidation or reorganization under a bankruptcy proceeding. Further, Borrower will not fund any indemnification or litigation reserve or fund, or special working capital reserve, of any kind without the prior written approval of the Lenders.

(b) Sole Discretion of Lenders. Whenever Lenders’ consent or approval is required under this Agreement, the decision as to whether or not to consent or approve shall be in the sole and exclusive discretion of Lenders and Lenders’ decision shall be final and conclusive.

(c ) This Section 4 shall not be construed so as to entitle Lenders to prohibit,  or require Lenders’ consent for,  the Borrower entering into any of the following agreements that have commercially reasonable terms and conditions, are approved by a majority of the disinterested directors of the Board of Directors and do not subordinate the senior priority right to payment of Lenders under this Agreement among unsecured debt obligations of Borrower: (i) usual and customary factoring agreements in the normal course of business; (ii) purchase money financing for products in the normal course of business; (iii) equipment lease financing; (iv) real property or office leases necessary to Borrower operations; or (v) debt financing agreements to pay off all amounts owed to the Lenders under this Agreement or any Notes.

(d) Borrower may authorize and issue debt securities without consent of Lenders as long as the debt securities are: (i) approved by a majority of the disinterested directors of the Borrower Board of Directors; and (b) the payment of money owed under the debt securities is subordinate to the senior, priority right of payment of the Lenders under this Agreement or any Notes.

Section 5.  REPRESENTATIONS AND WARRANTIES. Borrower represents and warrants to each of the Lenders, as of the Start Date, as of the date of each Advance and as of the date of any renewal, extension, or modification of any loan of money hereunder, and at all times any unpaid principal amount and accrued interest thereto and all other sums due to Lender hereunder exists (“Indebtedness”):

(a) Organization. Borrower is a corporation for profit which is, and at all times shall be, duly organized, validly existing, and in good standing under and by virtue of the laws of the State of Florida. Borrower is duly authorized to transact business in all other states in which Borrower is doing business, having obtained all necessary filings, governmental licenses, and approvals for each state in which Borrower is doing business. Specifically, Borrower is, and at all times shall be, duly qualified as a foreign corporation in all states in which the failure to so qualify would have a material adverse effect on its business or financial condition. Borrower has the full power and authority to own its properties and to transact the business in which it is presently engaged or presently proposes to engage. Borrower maintains its principal executive offices at 431 Fairway Drive, Suite 200, Deerfield Beach, Florida 33441. Unless Borrower has designated otherwise in a writing to Lenders, the principal executive office is the office at which Borrower keeps its books and records including its records. Borrower will notify Lenders prior to any change in the location of Borrower’s state of incorporation or any change in Borrower’s name or change in principal executive offices. Borrower shall do all things necessary to preserve and to keep in full force and effect its existence, rights, and privileges, and shall comply with all regulations, rules, ordinances, statutes, orders, and decrees of any governmental or quasi-governmental authority or court applicable to Borrower and Borrower’s business activities.

(b) Assumed Business Names. Borrower has filed or recorded all documents or filings required by law relating to all assumed or ‘doing business as’ or ‘DBA” business names used by Borrower.

(c) Authorization. Borrower’s execution, delivery, and performance of this Agreement and all the related certifications and documents relied upon by Lenders  to decide to make the loan under this Agreement (“Related Documents”) and all Notes have been duly authorized by all necessary action by Borrower, do not require the consent or approval of any other person, regulatory authority, or governmental body, and do not conflict with, result in a violation of, or constitute a default under any provision of (i) Borrower’s articles of incorporation or bylaws, or (ii) any agreement or other instrument binding upon Borrower or (iii) any law, governmental regulation, court decree, or order applicable to Borrower. Borrower has the power and authority to enter into this Agreement, the Notes, and the Related Documents for the Loan. Borrower has the further power and authority to own and to hold all of Borrower’s assets and properties, and to carry on Borrower’s business as presently conducted.

(d) Financial Information. Borrower’s financial statements supplied to or made available to Lenders truly and completely disclosed Borrower’s financial condition as of the date of the statement.  Borrower’s quarterly and annual financial statements are made publicly available in filings with the U.S. Securities and Exchange Commission.

(e) Legal Effect. This Agreement and each Note constitutes, and any instrument or agreement Borrower is required to give under this Agreement when delivered, legal, valid, and binding obligations of Borrower enforceable against Borrower in accordance with their respective terms.

(f) Litigation and Claims. No litigation, claim, investigation, administrative proceeding, or similar action (including those for unpaid taxes) against Borrower is pending or threatened, and no other event has occurred which may materially adversely affect Borrower’s financial condition or properties, other than litigation, claims, or other events, if any, that have been disclosed to and acknowledged by Lenders in writing.

(g) Taxes. To the best of Borrower’s knowledge, all of Borrower’s tax returns and reports that are or were required to be filed, have been filed, and all taxes, assessments and other governmental charges have been paid in full, except those presently being or to be contested by Borrower in good faith in the ordinary course of business and for which adequate reserves have been provided.

(h) Binding Effect. This Agreement, all Notes and all Related Documents are binding upon the Borrower as well as upon its successors and assigns and are legally enforceable in accordance with their respective terms.

(i) Commercial Purposes. Borrower intends to use the loan proceeds of the loans made hereunder solely for business or commercially related purposes for Borrower or its operating, wholly owned subsidiaries and for bona fide working capital needs.

(j) Investment Company Act. Borrower is not an “investment company” or a company “controlled” by an “investment company”, within the meaning of the Investment Company Act of 1940, as amended.

(k) Information. All information previously furnished or which is now being furnished by Borrower to Lenders for the purposes of or in connection with this Agreement or any transaction contemplated by this Agreement is, and all information furnished by or on behalf of Borrower to Lenders  in the future will be, true and accurate in every material respect on the date as of which such information is dated or certified; and no such information is or will be incomplete by omitting to state any material fact the omission of which would cause the information to be materially misleading.

Section 6. AFFIRMATIVE COVENANTS. Borrower covenants and agrees with Lenders that, so long as this Agreement remains in effect, Borrower will:

(a) Repayment. Repay the principal amount and all Interest accrued thereon loaned under this Agreement by Lenders to Borrower in accordance with its terms and the terms of this Agreement and underlying Notes. Borrower will strictly comply with Section 4 above in making all payments due under this Agreement and Notes and in subordination of all payments and distributions governed by Section 4 above.

(b) Notices of Claims and Litigation. Promptly inform Lenders in writing of (i) all material adverse changes in Borrower’s financial condition, and (ii) all existing and all threatened litigation, claims, investigations, administrative proceedings, or similar actions affecting Borrower which could materially affect the financial condition of Borrower. Borrower shall also promptly provide Lenders with written notice of the occurrence of any “Event of Default” (as defined below). “Promptly” means within two (2) business days after the Borrower first knows about any of the foregoing occurrences. “Material adverse changes” means a decrease of more than fifteen percent (15%) in net worth or incurring a debt obligation, other than a debt obligation under this Agreement or any Notes, in excess of Three Hundred Fifty Thousand Dollars and No Cents ($350,000.00) in principal amount.

(c) Financial Records. Maintain its books and records in accordance with GAAP and Regulation S-X, applied on a consistent basis and permit Lenders to examine Borrower’s books and records at all reasonable times and upon demand of Lenders.

(d) Tax Returns. As soon as practicable, but in no event later than ninety (90) days after the applicable filing date for the tax reporting period ended, Borrower’s federal and other governmental tax returns, prepared by a tax professional, shall be provided to Lenders.

(e) Other Agreements. Comply with all terms and conditions of all other agreements, whether now or hereafter existing, between Borrower and any other party and notify Lenders immediately in writing of any default in connection with any other such agreements if the default poses a risk of Two Hundred Thousand Dollars and No Cents ($200,000.00) or more in liability for Borrower or any of its wholly owned subsidiaries (excluding interest, costs and attorney’s fees).

(f) Loan Proceeds. Borrower will use all Loan proceeds solely for bona fide working capital for Borrower’s business operations or its wholly owned subsidiaries’ business operations, unless specifically consented to the contrary by Lenders in writing and in advance.

(g) Performance. Perform and comply, in a timely manner, with all terms, conditions, and provisions set forth in this Agreement, in the Notes, in the other Related Documents, and in all other instruments and agreements between Borrower and Lenders.

(h) Compliance with Governmental Requirements. Comply with all laws, ordinances, and regulations, now or hereafter in effect, of all governmental authorities applicable to the conduct of Borrower’s properties, businesses, and operations. Borrower may contest in good faith any such law, ordinance, or regulation and withhold compliance during any proceeding, including appropriate appeals, so long as Borrower has notified Lenders in writing prior to doing so.  Compliance required under this subsection (g) includes compliance with requirement of Securities Exchange Act of 1934, as amended, and Securities Act of 1933, as amended.

(i) Other Information. From time-to-time Borrower will provide Lenders with such other information as Lenders may reasonably request.

Section 7. NEGATIVE COVENANTS. Borrower covenants and agrees with Lenders that while this Agreement is in effect, Borrower shall not, without the prior written consent of Lenders, do or allow, which consent will not be unreasonably withheld:

(a) Indebtedness and Liens. (i) Except for trade debt incurred in the normal course of business, commercially reasonable purchase money debts, general administrative and operating overhead debts and indebtedness to Lenders contemplated or allowed by this Agreement or any Notes, create, incur or assume indebtedness for borrowed money, including capital leases, (ii) sell, transfer, mortgage, assign, pledge, lease, grant a security interest in, or encumber any of Borrower’s assets (except liens allowed by Lenders (“Permitted Liens”)), or (iii) sell with recourse to any of Borrower’s accounts, except to Lenders.  Lenders will not refuse to allow liens as Permitted Liens if the liens are commercially reasonable and reasonably necessary to conduct of Borrower’s business or its wholly owned subsidiaries’ businesses.  Notwithstanding the foregoing provision, the obligation of the Borrower to pay income or other taxes or to pay costs or fees to maintain the status of the Borrower as a reporting company under the Securities Exchange Act of 1934, as amended,  and a company with its shares of Common Stock quoted on The OTC Markets Group, Inc. QB Venture Market or other national quotation system shall be senior to any Indebtedness (collectively, the foregoing obligations in this sentence are referred to as the “Priority Unsecured Obligations”).

(b) Continuity of Operations. Cease operations, liquidate, change its name, convert to another type of entity or re-domesticate.

(c) Agreements. Enter into any agreement containing any provisions which would be violated or breached by the performance of Borrower’s obligations under this Agreement or in connection herewith.

(d) Section 4 Obligations.  The Borrower will not violate any agreements or covenants in Section 4 above.

Section 8.  Equity; Finance and Renewal Fee.  (a)(i) In consideration for Lenders making the loan of money as Advances under this Agreement for the Initial Period and agreeing to a below market rate of Interest, and as payment of a finance fee for the loan of money made hereunder on a unsecured basis, the Borrower shall issue to Lenders the following securities to Lenders within ten (10) days after the Start Date: Seven Thousand Five Hundred (7,500) shares of Borrower’s Series B-1 Convertible Preferred Stock, $0.0001 par value per share, (“Preferred Shares”) issued to each Lender.  Preferred Shares can only be issued in the name of recipient Lender and not in the name of an assignee or other person or entity. Borrower shall cause a stock certificate to be issued to each Lender evidencing the Lender’s Preferred Shares. Preferred Shares’ Stock certificates shall have appropriate restrictive legends.  Each Preferred Share converts into 66.66 shares of Common Stock at option of Lender: and

(ii) If the Borrower wishes to extend the Initial Period for six consecutive months for requesting and receiving Advances or other loans under this Agreement and to do so on the same terms and conditions for Advances during the Initial Period, then the Borrower must provide written notice of the election to extend the Initial Period for six consecutive months to Lenders on or prior to the expiration of the Initial Period and Borrower must issue to each of the Lenders the following consideration on or prior to the expiration of the Initial Period: Five Hundred Thousand (500,000)  shares of Borrower’s Common Stock, $0.0001 par value per share, (“Common Shares”) issued to each Lender.  Borrower shall cause a stock certificate to be issued to each Lender evidencing the Lender’s Common Shares. Common Shares can only be issued in the name of a recipient Lender and not in the name of an assignee or other person or entity. Common Shares’ stock certificates shall have appropriate restrictive legends.

(b) The Common Shares and Preferred Shares are restricted securities under Rule 144 of the Securities Act of 1933, as amended, and will be issued in reliance on an exemption from registration under Section 4(a)(2) and Rule 506(b) of Regulation D under the Securities Act of 1933, as amended.

(c)  Lenders are solely liable for all tax consequences to Lenders resulting from the issuance of Common Shares and Preferred Shares.

(d) Cooperation. Lenders will cooperate in a good faith, diligent manner with Borrower in performing all acts and signing all certifications, filings, reports, questionnaires, agreements, and other instruments that are reasonably required to comply with all applicable federal and state securities laws and regulations for the offer and issuance of the Common Shares and Preferred Shares. Lenders agree and understand that each Lender is solely responsible for filing any Form 4 or Schedule 13D Amendment filings with the SEC that are required as a result of this Agreement.

(e) Conversion of Indebtedness Option.  Upon fifteen (15) days’ prior written notice to Borrower (“Conversion Notice”), a Lender may at his option convert unpaid principal and Interest accrued thereon owed to the Lender into shares of Common Stock of the Borrower at a conversion ratio of Nine Cents ($0.09) of Indebtedness into one (1) share of Common Stock of Borrower.  No fractional shares will be issued in any conversion.  The issuance of shares of Common Stock of Borrower under the conversion shall occur within fifteen (15) days after receipt of the Conversion Notice. The shares of Common Stock are restricted securities under Rule 144 of the Securities Act of 1933, as amended, and will be issued in reliance on an exemption from registration under Section 4(a)(2) and Rule 506(b) of Regulation D under the Securities Act of 1933, as amended.  Lenders will cooperate with the Borrower in ensuring compliance with applicable federal and state securities laws.

(f) Piggy-back Registration Rights. If after the Initial Period, the Borrower proposes to register any of its Common Stock under the Securities Act of 1933, as amended, (“Registration”) (other than pursuant to a Registration Statement under the Securities Act of 1933, as amended, on Form S-4 or S-8 or any successor form), then Borrower will give prompt written notice to the Lenders of Borrower’s intention to effect such Registration (the “Incidental Registration”). Within ten (10) business days of receiving such written notice of an Incidental Registration, the Lenders may make a written request (the “Piggy-Back Request”) that the Borrower include in the proposed Incidental Registration all, or a portion, of the Common Shares issued to Lenders hereunder and  owned by the Lenders  (“Registrable Securities”) (which Piggy-Back Request shall set forth the Registrable Securities intended to be disposed of by the Lenders and the intended method of disposition thereof). The Borrower will use its commercially reasonable efforts to include in any Incidental Registration all Registrable Securities which the Borrower has been requested to register pursuant to any timely Piggy-Back Request and shall do so to the extent required to permit the disposition (in accordance with the intended methods stated in the Incidental Registration) of the Registrable Securities to be registered.  Notwithstanding this subsection 8(f), if the Borrower  is engaged in, or has definitive plans to engage in, any activity or negotiations that, in the good faith determination of the Board of Directors of the Borrower,  would be adversely affected by disclosure that would be required in connection with a Registration, or otherwise be to the material detriment of the Borrower, then the Borrower may delay such registration for a period of one hundred eighty (180) days from the date of termination or disclosure of such activity or negotiations.  This subsection 8(f) shall survive the termination or expiration of this Agreement for a period of one (1) year.

Section 9. INDEMNIFICATION. The Borrower agrees to and does hereby indemnify and defend each of the Lenders and his affiliates, heirs and personal representatives and successors and assigns and does hereby hold each of them harmless from and against, any claim or cause of action, and any resulting loss, liability, costs or expenses or damages of any kind whatsoever (including reasonable in-house and outside counsel fees, whether suit is brought or not) arising from or otherwise relating to the closing, disbursement, administration, or repayment of the money loaned under this Agreement, including without limitation: (i) the failure to make any payment to the Lenders promptly when due, whether under the Notes evidencing the Advances or  other loans of money hereunder; (ii) the breach of any representations or warranties to the Lenders contained in this Agreement, Notes or other or Related Documents now or hereafter executed in connection with the Advances and any other loans hereunder; or (iii) the violation of any covenants or agreements made for the benefit of the Lenders herein or in any Notes or other Related Documents; provided, however, that the foregoing indemnification shall not be deemed to cover any loss or liability which is finally determined by a court of competent jurisdiction to result solely from the Lender’s or Lenders’ gross negligence or willful misconduct.

Section 10. EVENT OF DEFAULT. (a) Each of the following shall constitute a breach of this Agreement and an “Event of Default” under this Agreement (“Event of Default”):

(i) Payment Default. Borrower fails to make any payment to a Lender or Lenders when due under this Agreement.

(ii)  Other Defaults. Borrower fails to comply with or to perform any other term, obligation, covenant, or condition contained in this Agreement or in any of the Related Documents (including Notes) or to comply with or to perform any term, obligation, covenant, or condition contained in any other agreement between Lenders or Lender and Borrower and that failure is not remedied within fifteen (15) days after receipt of a written demand from a Lender or the Lenders.

(iii) Default in Favor of Third Parties. Borrower defaults under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person and that defaults may materially affect the Borrower’s ability to repay the loans or perform its obligations under this Agreement, any Note or any of the Related Documents.

(iv)  False Statements. Any warranty, representation or statement made or furnished to Lenders by Borrower or on Borrower’s behalf under this Agreement, Notes, or the Related Documents in connection with the obtaining of the loan of money under this Agreement is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

(v) Insolvency. The dissolution or termination of Borrower’s existence as a going business, the insolvency of Borrower, the appointment of a receiver for any part of Borrower’s property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower.

(vi) Judgment. Unless adequately covered by insurance in the sole opinion of Lenders, the entry of a final judgment for the payment of money involving more than Three Hundred Fifty Thousand Dollars ($350,000.00) (excluding costs and attorneys’ fees) against Borrower and the failure by Borrower to discharge the same, or cause it to be discharged, or bonded off to Lender’s satisfaction, within ninety (90) days from the date of the order, decree or process under which or pursuant to which such judgment was entered.

(vii) Adverse Change. A material adverse change occurs in Borrower’s financial condition, or Lenders believe the prospect of payment or performance of this Agreement or any Note is substantially impaired.

(b) Right to Cure. If any default, other than a default on Indebtedness, is curable and if Borrower has not been given a notice of a similar default within the preceding three (3) months, it may be cured if Borrower after Lenders send written notice to Borrower demanding cure of such default: (i) cures the default within fifteen (15) days; or (ii) if the cure requires more than fifteen (15) days, immediately initiate steps which Lenders deems in Lenders’ sole and joint discretion to be sufficient to cure the default and thereafter continue and complete all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

(c) EFFECT OF AN EVENT OF DEFAULT. If any Event of Default shall occur, except where otherwise provided in this Agreement or Notes or the Related Documents, all commitments and obligations of Lenders under this Agreement or Notes or the Related Documents or any other agreement immediately will terminate (including any obligation to make further Advances or disbursements), and, at Lenders’ option, all Indebtedness immediately will become due and payable, all without notice of any kind to Borrower, except that in the case of an Event of Default of the type described in the “Insolvency” subsection above, such acceleration shall be automatic and not optional. Lenders shall each have all the rights and remedies provided in this Agreement, Notes and Related Documents or available at law, in equity, or otherwise. Except as may be prohibited by applicable laws, all of each Lender’s rights and remedies shall be cumulative and may be exercised singularly or concurrently. Election by Lenders or a Lender to pursue any remedy shall not exclude pursuit of any other remedy, and an election to make expenditures or to take action to perform an obligation of Borrower shall not affect each Lender’s right to declare a default and to exercise its rights and remedies. Termination of this Agreement or Related Documents shall not terminate any Notes or the obligation of the Borrower to repay all Indebtedness owed to a Lender or to the Lenders.

SECTION 11. MISCELLANEOUS.

(a) Caption Headings. Caption headings in this Agreement are for convenience purposes only and are not to be used to interpret or define the provisions of this Agreement.

(b) Governing Law. This Agreement will be governed by the laws of the State of Florida without regard to its conflicts of law provisions. This Agreement has been accepted and signed by Lenders in the State of Florida. Any dispute, claim or controversy arising out of or relating to this Agreement, or the breach or validity hereof, shall be adjudicated only by a court of competent jurisdiction in the State of Florida, and thus the parties consent to the exclusive jurisdiction and venue in U.S. District Court for Southern District of Florida, or, if jurisdictional requirements dictate, in a court of competent jurisdiction in Broward County, Florida and the parties waive all defenses for lack of personal jurisdiction and forum non conveniens.

(c) Non-Liability of Lenders. The relationship between Borrower and Lenders created by this Agreement is strictly a debtor and creditor relationship and not fiduciary in nature, nor is the relationship to be construed as creating any partnership or joint venture or common enterprise between Lenders and Borrower. Borrower is exercising Borrower’s own judgment with respect to Borrower’s business. All information supplied to Lenders is for each Lender’s protection only and no other party is entitled to rely on such information. There is no duty for Lenders, in their capacity as lenders, to review, inspect, supervise, or inform Borrower of any matter with respect to Borrower’s business. Lenders and Borrower intend that Lenders may reasonably rely on all information supplied by Borrower to Lenders, together with all representations and warranties given by Borrower to Lenders, without investigation or confirmation by Lenders and that any investigation or failure to investigate will not diminish each Lender’s right to so rely.

(d) Notice of Breach. Borrower must notify Lenders in writing of any breach of this Agreement or a Note or the Related Documents by Borrower and any other claim, cause of action or offset against Borrower within five (5) days after the occurrence of such breach or after the accrual of such claim, cause of action or offset.

(e) Counterparts. This Agreement may be executed in multiple counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts, taken together, shall constitute one and the same instrument and agreement.

(f) No Waiver by Lenders. Lenders shall not be deemed to have waived any rights under this Agreement unless such waiver is given in writing and signed by Lenders or Lender. No delay or omission on the part of Lenders in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lenders of a provision of this Agreement shall not prejudice or constitute a waiver of Lenders’ right otherwise to demand strict compliance with that provision or any other provision of this Agreement. No prior waiver by Lender or Lenders, nor any course of dealing between Lenders and Borrower, shall constitute a waiver of any of Lenders’ or a Lender’s rights or of any of Borrower’s obligations as to any future transactions. Whenever the consent of a Lender or Lenders are required under this Agreement, the granting of such consent by Lenders or Lender in any instance shall not constitute continuing consent to subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the sole discretion of Lenders or a Lender.

(g) Notices. Any notice required to be given under this Agreement shall be given in writing, and shall be effective when delivered, when actually received by telefacsimile (unless otherwise required by law), when deposited with a nationally recognized overnight courier, or, if mailed, when deposited in the United States mail, as first class, certified or registered mail postage prepaid, directed to the addresses shown near the beginning of this Agreement. Any party may change its address for notices under this Agreement by giving formal written notice to the other parties, specifying that the purpose of the notice is to change the party’s address. For notice purposes, Borrower agrees to keep Lenders informed at all times of Borrower’s current address. Unless otherwise provided or required by law, if there is more than one Borrower, any notice given by Lenders to any Borrower is deemed to be notice given to all Borrowers.

Notice address for each party is:

TO Borrower: Capstone Companies, Inc.
431 Fairway Drive, #200, Deerfield Beach, Florida 33441
Telephone:
Email: gmcclinton@capstonecompaniesinc.com
ATTN: James McClinton, Chief Financial Officer

Lenders:

TO Stewart Wallach
Address:
Telephone:
Email:

and

TO: Jeffrey Postal
Address:
Telephone:
Email:

(h) Severability. If a court of competent jurisdiction finds any provision of this Agreement to be illegal, invalid, or unenforceable as to any circumstance, that finding shall not make the offending provision illegal, invalid, or unenforceable as to any other circumstance. If feasible, the offending provision shall be considered modified so that it becomes legal, valid, and enforceable. If the offending provision cannot be so modified, it shall be considered deleted from this Agreement. Unless otherwise required by law, the illegality, invalidity, or unenforceability of any provision of this Agreement shall not affect the legality, validity, or enforceability of any other provision of this Agreement.

(i) Subsidiaries and Affiliates of Borrower. To the extent the context of any provisions of this Agreement makes it appropriate, including without limitation any representation, warranty or covenant, the word “Borrower” as used in this Agreement shall include all of Borrower’s wholly owned subsidiaries and affiliates. Notwithstanding the foregoing however, under no circumstances shall this Agreement be construed to require Lenders to make any loan or other financial accommodation directly to any of Borrower’s subsidiaries or affiliates.

(j) Successors and Assigns. All covenants and agreements by or on behalf of Borrower contained in this Agreement or any Related Documents or Notes shall bind Borrower’s successors and assigns and shall inure to the benefit of Lenders and each of their successors and assigns. Borrower shall not, however, have the right to assign Borrower’s rights under this Agreement or any interest therein, without the prior written consent of Lenders.

(k)  Survival of Representations and Warranties. Borrower understands and agrees that in extending Advances, Lenders is relying on all representations, warranties, and covenants made by Borrower in this Agreement or in any certificate or other instrument delivered by Borrower to Lenders under this Agreement or the Related Documents. Borrower further agrees that regardless of any investigation made by Lenders, all such representations, warranties and covenants will survive the extension of Advances and delivery to Lenders of the Related Documents, shall be continuing in nature, shall be deemed made and redated by Borrower at the time each Advance is made, and shall remain in full force and effect until such time as Borrower’s Indebtedness shall be paid in full and for one (1) year thereafter.

(l) Time is of the Essence. Time is of the essence in the performance of this Agreement.

(m) Waive Jury. All parties to this Agreement hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by any party against any other party.

(n) Conflicting Provisions. If provisions of this Agreement shall conflict with any terms or provisions of any of the Note(s) or any schedule attached hereto, the provisions of such Note(s) or any schedule attached hereto, as appropriate, shall take priority over any provisions in this Agreement.

(r) Entire Agreement. This Agreement embodies the entire agreement between Borrower and Lenders with respect to the loans of money hereunder, and there are no oral or parol agreements existing between Lenders and Borrower with respect to the loans of money which are not expressly set forth in this Agreement or any Advances or Notes.

BORROWER ACKNOWLEDGES HAVING READ ALL THE PROVISIONS OF THIS LOAN AGREEMENT AND BORROWER AGREES TO ITS TERMS.

IN WITNESS WHEREOF, the parties have signed this Agreement on the Start Date.

BORROWER:

CAPSTONE COMPANIES, INC., a Florida corporation

By: _____________________________________________

Name: James G. McClinton

Title: Chief Financial Officer

LENDERS:

Signature: _____________________________________________
Stewart Wallach

Signature: _____________________________________________
 Jeffrey Postal

Exhibit One Accounts

Stewart Wallach
(Banking information to be provided at the time of Borrower’s request)

Jeffrey Postal
(Banking information to be provided at the time of Borrower’s request)

Borrower Account
Bank Name:
Bank Address:
Bank Telephone:
Account Holder:  Capstone Companies, Inc.
Account Holder Address: 431 Fairway Drive, Suite 200, Deerfield Beach, FL  33441
Account Holder Telephone No.:954-252-3440
Account Number:
ABA Routing Number:
SWIFT No.:

Exhibit Two Form of Promissory Note

FORM OF BALLOON PAYMENT PROMISSORY NOTE
$_______________________________ Date: __________________, 202____
Deerfield Beach, Florida
1.    PROMISE TO PAY. For value received, Capstone Companies, Inc., a Florida corporation (the “Company”), promises to pay to ________________________________________, or his assigns (the “Holder”), at such place as the Holder may from time to time in writing designate to the Company the principal sum of $____________, together with all accrued but unpaid interest thereon as set forth below.
2.    PAYMENT TERMS; MATURITY. Interest on the unpaid principal balance of this Note (“principal”) will accrue at the rate of ONE PERCENT (1%) simple interest per annum (“Interest”). Accrual of interest will commence on, will continue until all money owed under this Note are fully paid, and will be payable in a single installment at maturity date as set forth below. The interest rate will be computed on the basis of the actual number of days elapsed in a 360-day year. The entire unpaid principal, together with all accrued but unpaid Interest, will be due and payable in cash on and in a single lump sum payment on ________________, 202_______ (the “Maturity Date”).   Company may unilaterally extend the Maturity Date for sixty (60) calendar days after Maturity Date by giving written notice to the Holder on or prior to the Maturity Date (“Extension”). All payments of Interest and principal will be made in lawful money of the United States of America, without any deduction by way of set-off, counterclaim, or otherwise. All payments will be applied first to accrued Interest and thereafter to principal. All payments will be made to the Holder at his address, which has been separately provided to the Company
3.    UNSECURED OBLIGATION. This Note represents an unsecured obligation of the Company.
4.    PREPAYMENT. (a) OPTIONAL PREPAYMENT. This Note may be prepaid by the Company in whole or in part at any time without penalty or premium, at the option of the Holder. At the time of prepayment, the Company will pay all accrued but unpaid Interest on the portion of the principal balance prepaid.
5.    COLLECTION FEES. If the principal and Interest on this Note is not paid when due, whether or not collection is initiated by any judicial proceeding, or this Note is placed in the hands of an attorney for collection, the Company must pay, in addition to all other amounts owing hereunder, all court costs and reasonable attorney’s fees incurred by the Holder in connection therewith.
6.    EVENTS OF DEFAULT. Each of the following shall constitute a breach of this Note, or an “Event of Default”.  The unpaid principal and Interest accrued thereon as well as all other sums owed by Company to Holder hereunder shall become immediately due and payable in full by Company to Holder if any of the Events of Default occur and, if there is an express cure period, not timely cured or remedied to satisfaction of Holder.  Events of Default are:

(i) Payment Default. Company fails to make any payment when due under this Note, subject to Extension.

(ii)  Other Defaults. Company fails to comply with or to perform any other term, obligation, covenant, or condition contained in this Note or to comply with or to perform, covenant or condition contained in Loan Agreement, dated January 4, 2021, between Holder and Company and any other agreement between Holder and Company (collectively, “Related Documents”).

(iii) Default in Favor of Third Parties. Company defaults under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially affect the Company’s ability to repay the loans or perform its obligations under this Note or any of the Related Documents.

(iv)  False Statements. Any warranty, representation or statement made or furnished to Holder by Company or on Company’s behalf under this Note or the Related Documents in connection with the obtaining of the loan of money evidenced by the Note or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

(v) Insolvency. The dissolution or termination of Company’s existence as a going business, the insolvency of Company, the appointment of a receiver for any part of Company’s property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against the Company.

(vi) Judgment. Unless adequately covered by insurance in the opinion of Holder, the entry of a final judgment for the payment of money involving more than Two Hundred Fifty Thousand Dollars ($250,000.00) against Company and the failure by Company to discharge the same, or cause it to be discharged, or bonded off to Holder’s satisfaction, within ninety (90) days from the date of the order, decree or process under which or pursuant to which such judgment was entered.

(vii) Adverse Change.  A material adverse change occurs in Company’s financial condition, or Holder believes the prospect of payment or performance of this Note is substantially impaired.

(b) Right to Cure. If any default, other than a default on payment of principal and Interest due and payable under this Note, is curable and if Company has not been given a notice of a similar default within the preceding twelve (12) months, it may be cured if Company after Holder sends written notice to Company demanding cure of such default: (i) cure the default within fifteen (15) days; or (ii) if the cure requires more than fifteen (15) days, immediately initiate steps which Holder deems in Holder’s sole discretion to be sufficient to cure the default and thereafter continue and complete all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

7. AMENDMENTS AND WAIVERS. Any term of this Note may be amended, terminated, or waived only with the signed written consent of the Company and the Holder.
8. WAIVER OF NOTICE, PROTEST AND DEMAND. The Company hereby waives presentment for payment, notice of nonpayment, protest, notice of protest, and all other notices, filing of suit and diligence in collecting the amounts due under this Note and agrees to not require the Holder to first initiate any suit or exhaust its remedies against any other person or parties in order to enforce payment of this Note.
9.  TITLES AND SUBTITLES. The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.
10. GOVERNING LAW. This Note and any controversy arising out of or relating to this Note shall be governed by and construed in accordance with the internal laws of State of Florida, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Florida.

11.  DISPUTE RESOLUTION. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the federal and state courts located within the geographic boundaries of the United States District Court for the Southern District of Florida for the purpose of any suit, action or other proceeding arising out of or based upon this Note, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Note except in the federal and state courts located within the geographic boundaries of the United States District Court for the Southern District of Florida, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Note or the subject matter hereof may not be enforced in or by such court.
12.    RESTRICTION ON TRANSFER OF THE NOTE. This Note may not be assigned by the Company without the prior written consent of the Holder.
13.  COUNTERPARTS.  This Note may be signed in multiple counterparts, each one being the same agreement and instrument.
14.  NATURE OF DEBT.  The debt evidenced by this Note is a business debt and not a consumer or personal debt.

IN WITNESS WHEREOF, the Company has caused this Note to be signed by its duly authorized officer and to be dated as of the date first written above.
Capstone Companies, Inc., a Florida corporation

By: ______________________________________

Name: _____________________________________

Title: _____________________________________________________

SEEN AND ACCEPTED BY HOLDER ON _____ DAY OF ______________, 2021

Signature: _______________________________________________

Print Full Legal Name: _______________________________________________

ATTACHMENT ONE:  RESOLUTION

RESOLUTION OF BOARD OF DIRECTORS OF CAPSTONE COMPANIES, INC.,
a Florida corporation

December 31, 2020

The following resolution was unanimously approved by the disinterested directors of the Board of Directors (Board) of Capstone Companies, Inc., a Florida corporation, (Company) by a vote at a Special Meeting of the Board held on 31 December 2020, by a conference call in which all attending persons could hear and be heard by all other attending persons. Attending the meeting were: (1) Company Directors: Stewart Wallach, Jeffrey Postal, Jeffrey Guzy, James McClinton and Larry Sloven; and (2) Aimee C. Brown (Gaudet), Corporate Secretary and Paul W. Richter, an outside legal counsel.

WHEREAS, The Senior Officers of the Company advised the Board of Directors (Board) of Capstone Companies, Inc., a Florida corporation, (Company) that working capital funding will be required to cover operating overhead in 2021, and that efforts to locate affordable, adequate, and commercially reasonable working capital funding, whether equity, debt or a combination of equity and debt, had been unsuccessful to date; and

WHEREAS, Stewart Wallach and Jeffrey Postal have individually provided short term funding for the Company’s working capital needs in the past and are willing to provide working capital funding in 2021 under the terms and conditions set forth in the Loan Agreement attached hereto as Exhibit One (“Loan Agreement”); and

WHEREAS, the disinterested director of the Board’s Audit Committee has reviewed and recommended Company’s acceptance and execution of the Loan Agreement as being in the best interests of the Company and its shareholders; and

WHEREAS, the Board has discussed and reviewed the Loan Agreement and possible alternatives as well as reviewing the financial requirements of the Company in 2021 with the Company’s Chief Financial Officer; and

WHEREAS, the disinterested directors of the Board have concluded that the Loan Agreement is in the best interests of the Company and its public shareholders and, upon a motion made by Jeffrey Guzy and James McClinton, both directors, and Stewart Wallach and Jeffrey Postal having recused themselves from the vote on the Loan Agreement; be it

RESOLVED, That the Loan Agreement (as attached hereto as Exhibit One) is unanimously approved and adopted by the disinterested directors of the Board and is declared a valid debt of the Company when fully signed; and

FURTHER, RESOLVED, That the Board directs and authorizes James McClinton, Company’s Chief Financial Officer, to sign the Loan Agreement as a duly authorized officer and signatory of the Company (whose signature shall legally bind the Company under the Loan Agreement) and to do so on or before January 4, 2021; and

FURTHER, RESOLVED, That the Board authorizes and directs the officers of the Company to take all actions, including paying all costs, and sign all agreements, certificates, affidavits, instruments, reports and documents that are reasonably necessary to implement or comply with the provisions of the Loan Agreement and to comply with disclosure requirements under the Securities Exchange Act of 1934, as amended, regulations thereunder and any applicable state laws and regulations; and

FURTHER, RESOLVED, That the Board authorizes and directs the Corporate Secretary to place a duly signed and sealed original of this Resolution in the corporate minutes.

ATTEST

By: _____________________________________________________
Aimee Brown (Gaudet), Corporate Secretary

Date: December 31, 2020

COPPORATE SEAL

SEEN AND ACCEPTED BY THE FOLLOWING DIRECTORS:

X_________________________________________________   Date: December 31, 2020
Jeffrey Guzy

X _______________________________ Date: December 31, 2020
James McClinton

X__________________________________________________ Date: December 31, 2020
Larry Sloven